Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrator
RadiSys Corporation 401(k) Savings Plan

We consent to the incorporation by reference in the registration statements (Nos. 333-50584, 333-111520 and 333-158959) on Form S-8 of RadiSys Corporation of our report dated June 17, 2011 with respect to the statements of net assets available for benefits of the RadiSys Corporation 401(k) Savings Plan as of December 31, 2010 and 2009, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i - schedule of assets (held at end of year), as of December 31, 2010 which report appears in the December 31, 2010 annual report on Form 11-K of RadiSys Corporation 401(k) Savings Plan.

/s/ KPMG LLP

Portland, Oregon
June 17, 2011